April 5, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER RECEIVES RECOGNITION FOR CORPORATE SOCIAL
RESPONSIBILITY

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the "Company") is pleased to announce that its Mexican subsidiary, Minera Mexicana El Rosario S.A. de C.V., has received its first distinction as a “Socially Responsible Company” from CEMEFI, Centro Mexicano para la Filantropía (Mexican Centre for Philanthropy). This annual distinction is a milestone for Great Panther and was awarded at a ceremony in Mexico City on March 29, 2011 for the Company’s commitment to sustainable environmental, social and economic development.

"We are very honoured by this recognition, as it ratifies our commitment to achieve the highest standards in Corporate Social Responsibility for our operations in Mexico”, said Robert Archer, President & CEO. "Since its inception, Great Panther has endeavoured to be a good corporate citizen by implementing industry best practices and we have worked diligently to become a responsible leader in our hosting communities. We are proud of the efforts made to improve the quality of life in the communities in which we operate through social, health and safety, educational, and environmental programmes."

The Company’s Mexican subsidiary excelled in the following areas during 2010:

  Quality of work within the Company
  Corporate governance and ethical practices
  Relationship with hosting communities
  Environmental preservation

“Great Panther has voluntarily enrolled in CEMEFI’s initiative and will continue to do so going forward”, said Eduardo Ortiz Briones, Vice President of Corporate Relations in Mexico. “We recognize that there are always opportunities for improvement and by promoting an open dialogue with Great Panther’s stakeholders, we will continue to strive to minimize environmental impacts while maximizing social and economic benefits.”

Great Panther Silver Limited is a profitable and rapidly growing primary silver producer operating two 100%-owned mines in Mexico. Its flagship operation, the Guanajuato Mine Complex, forms part of the Guanajuato mining district, historically, the second largest silver producing region in Mexico, having produced more than one billion ounces of silver since the year 1600. Great Panther generates approximately 71% of its revenue from silver and 20% from gold, making it very much a precious metals company. A small amount of lead-zinc is also produced as a by-product at the Company's Topia Mine in Durango State.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.